

12060689

UN
SECURITIES AND
Washi

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ANNUAL A
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RainMaker Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N. Michigan Avenue, Suite 300
(No. and Street)

Chicago (City) Illinois (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gery Sadzewicz (815) 782-1250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patke & Associates, Ltd.
(Name – if individual, state last, first, middle name)

300 Village Green Drive, Suite 210 (Address) Lincolnshire (City) Illinois (State) 60069 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/24

KW 4/5

OATH OR AFFIRMATION

I, Gery Sadzewicz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RainMaker Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

FINOP

Title



OFFICIAL SEAL
AMANDA D. SMEAD
NOTARY PUBLIC-ARIZONA
PIMA COUNTY
My Comm. Exp. Nov. 28, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

INDEPENDENT AUDITOR'S REPORT

To the Member of
RainMaker Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of RainMaker Securities, LLC (an Illinois limited liability company) as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RainMaker Securities, LLC as of December 31, 2011 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Patke & Associates, Ltd.

February 28, 2011
Lincolnshire, Illinois

RAINMAKER SECURITIES, LLC

(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Assets		
Cash	$	37,259
Accounts receivable		26,809
Property and equipment, net of accumulated depreciation		-
Prepaid expenses		3,114
Other assets		645
Total assets	$	67,827
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	3,926
Other liabilities		3,714
Total liabilities		7,640
Member's Equity		60,187
Total liabilities and member's equity	$	67,827

The accompanying notes are an integral part of these financial statements.

RAINMAKER SECURITIES, LLC

(An Illinois Limited Liability Company)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2011

Revenue		
Commissions and fees	$	593,053
Other income		1,667
Total revenue		594,720
Expenses		
Consulting		187,767
Registered representative payments		170,256
Employee compensation and related benefits		62,137
Strategic alliance		53,500
Professional fees		30,230
Occupancy and equipment		18,457
Travel and entertainment		17,370
Commitment committee fees		11,000
Registration fees		7,335
Bank fees		4,416
Data management and archiving		4,069
Insurance		530
Other expenses		505
Depreciation		446
Professional development and training		72
Office expenses		71
Total expenses		568,161
Net income	$	26,559

The accompanying notes are an integral part of these financial statements.

RAINMAKER SECURITIES, LLC

(An Illinois Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

Balance at beginning of year	$	29,628
Member contributions		4,000
Net income		26,559
Balance at end of year	$	60,187

The accompanying notes are an integral part of these financial statements.

RAINMAKER SECURITIES, LLC

(An Illinois Limited Liability Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Operating Activities	
Net income	$ 26,559
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	446
Changes in operating assets and liabilities:	
(Increase) in accounts receivable	(26,809)
Decrease in prepaid expenses	3,533
(Increase) in other assets	(645)
Increase in accounts payable and accrued expenses	1,826
Increase in other liabilities	3,052
Net cash provided by operating activities	7,962
Investing Activities	
Decrease in due from member	15,000
Net cash provided by investing activities	15,000
Financing Activities	
Member contributions	4,000
Net cash provided by financing activities	4,000
Net increase in cash	26,962
Cash at beginning of year	10,297
Cash at end of year	$ 37,259

The accompanying notes are an integral part of these financial statements.

ORGANIZATION AND NATURE OF BUSINESS

RainMaker Securities, LLC (the "Company"), an Illinois limited liability company, was organized on July 15, 2004. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The primary business of the company is to assist clients with the private placement of debt and equity capital, for which it receives fees in various forms.

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company generates commission and fee income from assisting clients with the private placement of debt and equity capital. Commission and fee income and related expenses are recognized when earned or incurred.

ACCOUNTS RECEIVABLE

The Company generated revenue from private placement services during the year. A receivable related to private placement services is considered past due if any portion of the receivable balance is outstanding for more than 90 days. Once the account is considered past due, management analyzes the receivable and establishes a reserve for specific balances that management believes are uncollectible. Changes in the allowance are charged to the period in which management determines the change to be necessary. As of December 31, 2011, receivables related to private placement services amounted to $26,809, none of which was past due. Management believes that all accounts receivable balances are collectible as of December 31, 2011; therefore, an allowance for doubtful accounts has not been recorded.

PROPERTY AND EQUIPMENT

Property and equipment is depreciated on a straight-line basis over the estimated useful life. Expenditures for renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

The Company is organized in the state of Illinois as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for regular income taxes has been made in these financial statements because the single member is individually responsible for reporting income or loss based the Company's income and expenses as reported for income tax purposes.

Management has continued to evaluate the application of Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740 "Income Taxes" to the Company, and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. The 2008 through 2011 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 and 2/3% of aggregate indebtedness, as defined.

At December 31, 2011, the Company had a net capital requirement of $5,000 and net capital of $29,619 or $24,619 in excess of the minimum net capital requirements.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful life of the related asset. Fixed assets at December 31, 2011 consist entirely of office furniture and fixtures, which have a useful life of 5 years. The details of the cost of property and equipment and accumulated depreciation are as follows:

Office furniture and fixtures	$	5,100
Accumulated depreciation		(5,100)
Net property and equipment	$	-
Depreciation expense for the year ended December 31, 2011	$	446

RELATED PARTY TRANSACTIONS

The Company entered into an unsecured promissory note with the Company's sole member, Ten X Holdings, LLC ("Ten X") on May 20, 2010. The original principal of the note was $70,000, bearing an interest rate of 0% with the principal due and payable on May 19, 2011. As of January 1, 2011, the remaining balance on the note was $15,000, which was paid in January 2011.

LEASES

The Company leases office space on a month-to-month basis. Total rent expense and related charges for the year ended December 31, 2011 amounted to $18,457.

SUBSEQUENT EVENTS

Management evaluated subsequent events through February 28, 2012, the date the financial statements were available to be issued. During 2011, TenX sold 100% of the interest in the Company to one of TenX's members, who then transferred 100% of this stake to RainMaker Group Holdings, LLC ("RGH"). As of February 28, 2012, the change in ownership is currently awaiting approval from FINRA. There were no other subsequent events to disclose.

SUPPLEMENTARY INFORMATION

PART IIA

BROKER OR DEALER

RAINMAKER SECURITIES, LLC as of 12/31/11

SCHEDULE I - COMPUTATION OF NET CAPITAL

Item			Code		Code
1. Total ownership equity from Statement of Financial Condition				$ 60,187	3480
2. Deduct ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				60,187	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				$ 60,187	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	30,568	3540		
B. Secured demand note deficiency			3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges			3600		
D. Other deductions and/or charges			3610	(30,568)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions				$ 29,619	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$		3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted securities			3735		
2. Debt securities			3733		
3. Options			3730		
4. Other securities			3734		
D. Undue concentration			3650		
E. Other (List)			3736	( )	3740
10. Net Capital				$ 29,619	3750

OMIT PENNIES

PART IIA

Status: Accepted

BROKER OR DEALER

RAINMAKER SECURITIES, LLC as of 12/31/11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 509	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14. Excess net capital (line 10 less 13)			$ 24,619	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$ 23,619	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 7,639	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$ 7,639	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 25.79	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			% 0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess net capital (line 10 less 24)	$	3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDLUE II – NET CAPITAL RECONCILIATION AND
REQUIREMENTS UNDER RULE 15c3-3
YEAR ENDED DECEMBER 31, 2011

NET CAPITAL RECONCILIATION PER UNIFORM NET CAPITAL RULE 15c3-1

Pursuant to SEC Rule 15c3-1, a reconciliation is required if material differences exist between the computation reported on by the independent auditor and the broker-dealer's original unaudited filing of part II or part IIA of the FOCUS report.

No material differences existed between the computation reported on by the independent auditor and the broker dealer's original unaudited filing of part II or part IIA of the FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PERSUANT TO RULE 15c3-3

For the year ended December 31, 2011, the Company did not hold customer cash or securities. Accordingly, there has been no reserve requirement.

INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

For the year ended December 31, 2011, the Company did not handle any customer cash or securities. Accordingly, the Company has no possession or control requirements.

SCHEDULE III - INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A5(g)1

To the Member of
RainMaker Securities, LLC

In planning and performing our audit of the financial statements of RainMaker Securities, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standard generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and their operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Patke & Associates, Ltd.

February 28, 2012
Lincolnshire, Illinois


GS

GERY SADZEWICZ
CONSULTING, LLC

5205 Brookshire Estates Dr.
Plainfield, IL 60586


SEC MAIL
RECEIVED
PROCESSING
MAR 08 2012
WASH., D.C.
196
SECTION

February 29, 2012

Securities and Exchange Commission
Attn: Financial Reporting
100 F Street, NE
Washington, DC 20549
To Whom It May Concern:

Enclosed are two copies of the CYE 2011 annual financial audit for Rainmaker Securities, LLC (CRD #132995) that was filed electronically with FINRA on or before February 29th.

Sincerely,

Joshua A. Flint

UNEARTHING RISKS • BUILDING SOLUTIONS

(815) 782-1250 • (815) 545-9616 • gscomplianceconsulting.com • gery@gscomplianceconsulting.com

RAINMAKER SECURITIES, LLC

(An Illinois Limited Liability Company)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO SEC RULE 17A-5(D)

DECEMBER 31, 2011

CONTENTS